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Merrill Lynch Credit Corporation

Private Client Group

4802 Deer Lake Drive East
Jacksonville, Florida 32246-6484
904 218 6000
800 243 0058

February 22,1999

Deloitte & Touche LLP
2801 Independence Drive
Jacksonville, FL 32202

Ladies and Gentlemen:

As of and for the year ended December 25, 1998, Merrill Lynch Credit Corporation and subsidiaries (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for the same period, the Company had in effect fidelity bond and errors and omissions insurance coverage in the amounts of $325,000,000 and $15,000,000 respectively.

Michael A. Johnston
Chairman, President/Chief Executive Officer

Francis X. Ervin,  Jr.
Senior Vice President/Chief Financial Officer

John M. Wheeler
Senior Vice President